

March 17, 2011

Mr. Kenneth B. Liebscher
Chief Executive Officer
Lucky Boy Silver Corp.
5466 Canvasback Road
Blaine WA 98230

> **Re:** **Lucky Boy Silver Corp.**
> **Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Filed September 14, 2010**
> **File No. 000-53284**

Dear Mr. Liebscher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2010

Report of Independent Registered Public Accounting Firm, page 44

1.      We note that your current auditors have indicated in the scope and opinion paragraphs of their report that their audit only covers activity for the most recent annual period that is included in the inception-to-date statements of operations and cash flows.  Their report also indicates that your prior auditor audited your financial statements for the inception-to-date information through May 31, 2009.  However, the report of your prior auditor does not extend to periods other than your 2009 fiscal year.  Under the circumstances, you will need to obtain and file a revised audit report from your current auditor which excludes language associating other auditors with the cumulative data.  If you wish to present that information as audited you will need to make the appropriate arrangements with your current auditor.  Otherwise, you will need to revise your financial statements to

label all of the cumulative data as unaudited. Please contact by telephone if you require further clarification or guidance.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief